SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                 SCHEDULE 13G/A
                                (Amendment No.1)


            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
   RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2


                           Pluristem Life Systems Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.00001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    72940P106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 13, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
                                 --------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / / Rule 13d-1(b)

      /x/ Rule 13d-1(c)

      / / Rule 13d-1(d)

-------------------

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 72940P106                       13G/A               Page 2 of 7 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Wood River Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    - 0 -
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        173,306,773
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           - 0 -
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    173,306,773
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     173,306,773
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.6% (1)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

___________________________
(1) Based upon an aggregate of approximately 1,043,306,773 shares of common stock outstanding as of June 13, 2007.

-------------------                                           ------------------
CUSIP No. 72940P106                       13G/A               Page 3 of 7 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Michael C. Doyle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    - 0 -
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        173,306,773
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           - 0 -
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    173,306,773
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     173,306,773
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.6% (1)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

___________________________
(1) Based upon an aggregate of approximately 1,043,306,773 shares of common stock outstanding as of June 13, 2007.

-------------------                                           ------------------
CUSIP No. 72940P106                       13G/A               Page 4 of 7 Pages
-------------------                                           ------------------

Item 1.

      (a)   Name of Issuer:

            Pluristem Life Systems Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            MATAM Advanced Technology Park
            Building No. 20
            Haifa, Israel 31905

      Item 2.

            (a)   Name of Persons Filing:

                  This Statement is filed on behalf of Wood River Trust and Michael C. Doyle (the "Reporting Persons"). Mr. Doyle is the Trustee of Wood River Trust. This Statement relates to Shares (as defined below) held by Wood River Trust.

            (b)   Address of Principal Business Office, or if none, Residence:

                  1007 Orange St., Suite 1410
                  Nemours Building
                  Wilmington, Delaware, 19801

            (c)   Citizenship:

                  Wood River Trust is a Trust organized under the laws of the State of Delaware.

                  Michael C. Doyle is a citizen of the United States of America.

            (d)   Title of Class of Securities:

                  Common Stock, par value $0.00001 per share ("Shares")

            (e)   CUSIP Number:

                  72940P106

      Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

      (a)   / /   Broker or dealer registered under Section 15 of the Exchange
                  Act.
      (b)   / /   Bank as defined in section 3(a)(6) of the Exchange Act.
      (c)   / /   Insurance company as defined in section 3(a)(19) of the
                  Exchange Act.
      (d)   / /   Investment company registered under section 8 of the
                  Investment Company Act.
      (e)   / /   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);
      (f)   / /   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).
      (g)   / /   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).
      (h)   / /   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;
      (i)   / /   A church  plan that is excluded  from the  definition  of an investment  company  under
                  Section 3(c)(14) of the Investment Company Act.
      (j)   / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

-------------------                                           ------------------
CUSIP No. 72940P106                       13G/A               Page 5 of 7 Pages
-------------------                                           ------------------

      Item  4.    Ownership

            (a)   Amount beneficially owned:

                  Wood River Trust owns 173,306,773 Shares. Mr. Doyle, as
            Trustee of Wood River Trust may be deemed beneficially to own the 173,306,773 Shares owned by Wood River Trust.

            (b)   Percent of Class:

                  16.6%

            (c)   Number of Shares as to which the Reporting Persons have:

                        i. Sole power to vote or to direct to vote: 0
                        ii. Shared power to vote or to direct to vote:
                        173,306,773
                        iii. Sole power to dispose or to direct the disposition of: 0
                        iv. Shared power to dispose or to direct the disposition of: 173,306,773

      Item  5.    Ownership of Five Percent or Less of a Class.

                  Not Applicable.

      Item  6.    Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

      Item  8.    Identification and Classification of Members of the Group.

                  Not Applicable.

      Item  9.    Notice of Dissolution of Group.

                  Not Applicable.

      Item  10.   Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 72940P106                       13G/A               Page 6 of 7 Pages
-------------------                                           ------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 3, 2007                           WOOD RIVER TRUST


                                                By:  /s/ Michael C. Doyle
                                                     --------------------------
                                                     Michael C. Doyle, Trustee



Dated: August 3, 2007                           /s/ Michael C. Doyle
                                                -------------------------------
                                                Michael C. Doyle

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

            The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's beneficial ownership of securities of Pluristem Life Systems, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.


Dated: July 26, 2007                            WOOD RIVER TRUST


                                                By:  /s/ Michael C. Doyle
                                                     --------------------------
                                                     Michael C. Doyle, Trustee



Dated: July 26, 2007                            /s/ Michael C. Doyle
                                                -------------------------------
                                                Michael C. Doyle